Exhibit 16.1
September 12, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We were previously principal accountants for Medical Properties Trust, Inc. (the Company) and, under the date of March 13, 2008, we reported on the consolidated financial statements of Medical Properties Trust, Inc. as of and for the years ended December 31, 2007 and 2006, and the effectiveness of internal control over financial reporting as of December 31, 2007. On September 8, 2008, we were dismissed. We have read Medical Properties Trust, Inc.’s statements included under Item 4.01 of its Form 8-K dated September 12, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with Medical Properties Trust, Inc.’s statements in the first and final paragraphs.
Very truly yours,
/s/ KPMG LLP